EXHIBIT 99.1


MEDIA CONTACTS:
Elan - Anita Kawatra           Biogen - Tim Hunt
212-407-5755                   617-914-6524

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INVESTOR CONTACTS:
Elan - Jack Howarth (U.S.)     Elan - Emer Reynolds (Europe)     Biogen - Christina Dillon
212-407-5740                   353-1-709-4000                    617-679-2812

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            ELAN AND BIOGEN ANNOUNCE WEBCAST OF ANTEGREN(R)PHASE III
                INDUCTION CLINICAL TRIAL DATA IN CROHN'S DISEASE

Dublin, Ireland and Cambridge, MA - July 24, 2003 - Elan Corporation, plc (NYSE:ELN) and Biogen, Inc. (NASDAQ:BGEN) announced today that they will release the analysis of ANTEGREN(R) (natalizumab) Phase III induction clinical trial data in Crohn's disease on Thursday, July 24, 2003 at 7:00am Eastern Standard Time (EST), 12:00pm British Standard Time (BST). Following the release, the companies will host a joint conference call at 7:30am EST, 12:30pm BST with the investment community.

This event will be webcast live and can be accessed by going to the Investor Relations section on both Elan's website (www.elan.com) and Biogen's website (www.biogen.com). Following the live webcast, an archived version of the call will be available for replay for 24 hours and the replay number is 800-633-8284 or 402-977-9140, reservation number 21155946. The archived version of the call will also be available at the same URL's, for one week.

Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Biogen is the world's oldest independent biotechnology company and a leader in biologics research, development and manufacturing. A pioneer in leading edge research in immunology, neurobiology and oncology, Biogen brings novel therapies to improve patients' lives around the world through its global marketing capabilities. For press releases and additional information about the company, please visit http://www.biogen.com.